ATLAS HOLDINGS, INC.

February 7, 2018

Via EDGAR

Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street, N.E.,

                        Washington, D.C. 20549.

Attention: Irene Paik

Re:	Acceleration Request for Atlas Holdings, Inc. Registration Statement on Form S-4 (File No. 333-221707)

Dear Ms. Paik:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Atlas Holdings, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:30 p.m. EDT on February 9, 2018 or as soon as possible thereafter.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (732) 595-4575, or Catherine M. Clarkin or Brian D. Farber of Sullivan & Cromwell LLP at (212) 558-4175 or (212) 558-7249, respectively, with any questions or comments with respect to this letter. In addition, please inform Mr. Farber when this request for acceleration has been granted.

Securities and Exchange Commission February 7, 2018	-2-

Sincerely,

/s/ Bryan M. Reasons
Bryan M. Reasons
Executive Vice President, Chief Financial Officer

cc:	Catherine M. Clarkin
Brian D. Farber
(Sullivan & Cromwell LLP)